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                             May 5, 2023

       Sergio P. Ermotti
       Group Chief Executive Officer
       UBS Group AG
       Bahnhofstrasse 45, 8001
       Zurich, Switzerland

                                                        Re: UBS Group AG
                                                            Registration
Statement on Form F-4
                                                            Filed April 26,
2023
                                                            File No. 333-271453

       Dear Sergio P. Ermotti:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Questions and Answers, page 6

   1. Please add disclosure here and in the Risk Factors section that describes any material interests that the UBS
Group AG and Credit Suisse executive officers and directors have in the business
combination that may be different from, or in addition to, those of the UBS
                                                        Group AG and Credit
Suisse shareholders, respectively. Also include quantitative information regarding
any change of control provisions under agreements, plans or
                                                        arrangements applicable
to Credit Suisse executive officers and directors that would be triggered by the Merger
Agreement.
   2. Please add a question and answer that describes how shareholders holding twenty-two or fewer Credit Suisse
ordinary shares may request to receive one UBS Group AG ordinary share upon payment of
the difference between the Share Fraction Rights and one UBS
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             AG
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         Group AG ordinary share. Please also tell us how you considered the registration requirements of the Securities Act with respect to these shares. We note that Section 3.2.3 of the Merger Agreement states that this provision is available "where permitted by law without registration or qualification of the UBS Shares . . . ."
Finally, please clarify
         whether this provision will be available to investors who hold ADSs. When will Credit Suisse shareholders receive their merger consideration, page 7

3. Please tell us whether you will identify the Exchange Agent prior to the effectiveness of the registration statement.
Is the exchange ratio subject to adjustment based on changes, page 7

4. Please disclose here and on the cover page the aggregate number and the aggregate value of the UBS Group AG ordinary shares that Credit Suisse shareholders will receive pursuant to the Merger Agreement.
Prospectus Summary, page 11

5. Please expand your disclosure in this section to include summaries of the following information, and, in an appropriate section of your prospectus, please include more detailed discussions of the items listed below so that investors understand the terms both of the Merger Agreement and the related agreements as well as the characteristics of the combined company:

                a description of the Special Ordinance and related measures, and of the various agreements and "separate arrangements" pertaining to this transaction, including (i)
              the liquidity facilities provided by the Swiss National Bank and guarantees by the
              Swiss Confederation, (ii) the guarantee by the Swiss Confederation in favor of UBS
              Group AG for CHF 9 billion if losses incurred by UBS Group AG on certain non-
              core assets held by Credit Suisse entities exceed CHF 5 billion,
(iii) the agreement
              that, in the event such losses exceed CHF 14 billion, UBS Group AG and the Swiss government will discuss entering into a profit-loss sharing agreement, (iv) FINMA's agreement to grant a transitional period for UBS Group AG to comply with the required capital buffers, (v) the FINMA decree ordering Credit Suisse to write-down the principal and interest of all of Credit Suisse's AT1 securities, and (vi) the expiration date of the Ordinance as well as the approvals necessary to extend the
              Ordinances beyond the expiration date.

                a description of the combined company, including, for example,
(i) the management
              of the combined company, including a description of the newly created role of Group
              Risk Control Head of Integration, (ii) the amount of invested assets of the wealth management segment of the combined company, including any balancing language necessary due to continued Credit Suisse outflows, (iii) the size of the Investment
              Bank segment, including your plans to move the majority of Credit Suisse Markets
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              positions to non-core and to exit Credit Suisse's Non-Core Unit and Securitized
              Products Group, (iv) the combined company's market share of the Swiss home market, including whether you intend to fully integrate into a single brand in the
              Swiss home market or internationally, (v) the possible spin-off of any material Credit
              Suisse business units, and (vi) a description of your cost reduction plans, including a summary of how you intend to reach these goals and by when.
The Transaction and the Merger Agreement, page 12

6. Please consider including a diagram showing the corporate structure of the parties before and after the merger.
Treatment of Credit Suisse Equity Awards, page 12

7. Please disclose here whether the exchange ratio of the merger will be applied to the Credit
         Suisse equity awards, options and share appreciation rights that you intend to convert to
         UBS Group AG equity awards, options and share appreciation rights. Background and Reasons for the Transaction, page 13

8. Please revise your disclosure on page 13 to include a summary of the background of the merger and each party's reasons for the transaction, including a description of the positive and negative factors considered by your board of directors and Credit Suisse's board of directors prior to approving the Merger Agreement.
Approvals Required for the Transaction, page 15

9. Please revise to clarify here and on page 33 the approvals and conditions that may be waived by UBS Group AG or Credit Suisse. In addition, please provide a brief summary of the FINMA "separate arrangements" referenced in the first bullet point on page 15.
         Also, for each of the pending approvals, please provide the date it was submitted, and, if known, an estimate of when you will receive notice regarding each approval.
Termination of the Merger Agreement, page 17

10. Please revise to include a summary of the solicitation provisions described on page 47, the
         Termination Fee Events and the Termination Fee. Please also provide, in this context, a summary of the FINMA Bail-In Measures Condition in the Merger
Agreement.
Comparison of Rights of UBS Group AG Shareholders and Credit Suisse Shareholders, page 17

11. Please revise your disclosure on page 17 to include a summary of the material differences in the rights of Credit Suisse shareholders and UBS Group AG shareholders.
Risk Factors, page 18

12. Please add a risk factor that addresses the risks related to the termination date of the
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UBS Group AG
May 5, 2023
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         Special Ordinance six months after commencement if the date is not extended by the
         Swiss government. Please clarify whether and how any related agreements or separate arrangements then in place would be affected by termination of the Special Ordinance, and whether termination would give rise to your ability to terminate the Merger
         Agreement.
13. Please add a risk factor that addresses the material risks related to the due diligence process in connection with the merger. In this regard, we note that the Recitals to the
         Merger Agreement state that the very accelerated timeframe within which the negotiations took place did not allow for the performance of customary due diligence.
14. Please add a risk factor that addresses the potential continued or increased outflows of deposits or net assets of Credit Suisse or the combined company. In this regard, we note disclosure in Credit Suisse's Form 6-K furnished April 24, 2023.
15. Please address the material risks inherent in the factors that contributed to the determination of the merger consideration cited in Section 3.1.3 of the Merger Agreement.
         For example, we note the reference to the extreme uncertainty of the market environment in which negotiations took place.
16. Please add separate risk factors to address each material risk associated with the integration of UBS Group AG and Credit Suisse. In this regard, we note your disclosure in the first full paragraph on page 20.
17. Please add a risk factor that addresses the material risks related to the write-down of the principal and interest of all Credit Suisse AT1 securities. For example, consider discussing material legal risks relating to the write-down, as well as pricing or liquidity risks relating to the combined company's ability to issue AT1 securities in the future.
Certain contractual counterparties may seek to modify contractual relationships, page 19

18. Please expand this risk factor to address whether any counterparties have sought to terminate or modify material contractual obligations or to discontinue the relationship with Credit Suisse or UBS Group AG in connection with the merger, and please disclose whether any counterparties have material contractual rights that will be triggered as a result of the transaction. Similarly, please revise the next risk factor entitled "Certain
         UBS Group AG and Credit Suisse agreement(s) . . . " to identify whether you or Credit
         Suisse have material agreements that contain change of control or anti-assignment provisions that are triggered by the transaction, and, if so, whether you or Credit Suisse have obtained the necessary waivers or consents required pursuant to such agreements.
Completion is subject to conditions and there is no assurance such conditions will be satisfied, page 19 LastNameSergio P. Ermotti
FirstName
Comapany
19.       NameUBS
      Please         Group
             expand this riskAG
                             factor or add a separate risk factor that
addresses the material risks
      to you and Credit
May 5, 2023 Page 4      Suisse if the merger is not consummated.
FirstName LastName
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             AG
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UBS Group AG may not realize all of the expected cost reductions, page 19

20. Please include disclosure regarding the type of cost reductions and benefits the company identified as part of the acquisition. In addition, ensure appropriate balancing disclosure is included in the filing identifying any potential dis-synergies, uncertainties and risks associated with the achievement and timing of attaining those reductions and benefits. For example, we note similar commentary and disclosure included in the UBS Group AG
         Form 6-K furnished on March 20, 2023 referring to a potential $8 billion of run rate cost reductions by 2027.
UBS Group AG and Credit Suisse may have difficulty attracting, page 20

21. Please revise to briefly describe the restrictions that the Swiss Federal Department of
         Finance has placed on the compensation of certain employees of Credit Suisse.
The Combined Group will have significant ongoing litigation and investigation matters, page 23

22. Please revise to include a summary of the material ongoing litigation and investigation matters regarding UBS Group AG and Credit Suisse, including quantitative information, if known.
UBS Group AG and Credit Suisse may incur substantial tax liabilities in connection with the transaction, page 24

23. Please revise to discuss any reasonably likely causes that would result in the tax value of the participations taken over by UBS Group AG to increase, which may lead to Swiss corporate income tax exposure on the increase in value. Additionally, please revise to provide quantification of material risks to allow an investor to understand the magnitude of the risks and potential impact on your financial condition and results of operations in future periods.
The Merger, page 30

24. Please describe the material terms of the agreements related to (i) the liquidity facilities from the Swiss National Bank and the guarantees by the Swiss Confederation, (ii) the guarantee by the Swiss Confederation in favor of UBS Group AG for CHF 9 billion if losses incurred by UBS Group AG on certain non-core assets held by Credit Suisse entities exceed CHF 5 billion, (iii) the agreement that, in the event such losses exceed
         CHF 14 billion, UBS Group AG and the Swiss government will discuss entering into a profit-loss sharing agreement, and (iv) FINMA's agreement to grant a transitional period for UBS Group AG to comply with the required capital buffers. In addition, please advise whether you intend to file each of these agreements as exhibits to your registration statement.
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Background and Reasons for the Transaction, page 31

25. We note your disclosure that Credit Suisse has experienced a substantial wave of deposit and net asset outflows and, further, that Credit Suisse obtained liquidity by borrowing against collateral from the Swiss National Bank under its emergency liquidity assistance facility. Please expand your disclosures to provide quantitative details during relevant or impacted periods leading up to the Merger Agreement similar to disclosure that is included in the Form 6-K submitted by Credit Suisse Group AG on April 24, 2023. In this regard, we note that disclosures in the referenced Form 6-K quantify the net asset and deposit outflows occurring during the first quarter of 2023, as well as Swiss National
         Bank facility borrowing and repayment activities.
26. Please supplement your disclosure to describe any material events, transactions or activities occurring subsequent to March 19, 2023 that have been completed or are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. For example, and without limitation, we note disclosure in the Form 6-K furnished by Credit Suisse Group AG on
         April 24, 2023 relating to a sale of a significant part of the Securitized Products Group to entities and funds managed by affiliates of Apollo Global Management, and to the agreement to terminate the acquisition of The Klein Group, LLC.
27.      Please expand the disclosure in this section to address the following:

                provide greater detail regarding the activities of the Strategy Committee, including what "developments" were reviewed between October 2022 and February 2023, the reasons such reviews were initiated and the reasons that management, at the direction of the Strategy Committee, undertook a preliminary assessment of what consequences a transaction with Credit Suisse would have, and provide a brief description of the "preliminary assessment" presented to the Strategy Committee on
              December 19, 2022;

                clarify why, in February 2023, the UBS Group AG board of directors believed that it could be required to acquire Credit Suisse and why teams including UBS Group AG personnel, external legal advisors and Morgan Stanley prepared in January to mid-
              March 2023 possible legal structures and financial analyses for an acquisition of
              Credit Suisse by UBS Group AG actively supported by the Swiss government;

                identify the key representatives from UBS Group AG and Credit Suisse that attended each of the meetings disclosed in this section;

                discuss the other "possible options" that the Government Representatives discussed with UBS Group AG in the March 15, 2023 meeting. We note FINMA's announcement on April 5, 2023 identifying four options. If known, please also
              clarify whether you were the only party that was considered for the merger and how
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              you were selected;

                identify any advisors in addition to Morgan Stanley that assisted Credit Suisse and
              UBS Group AG with the due diligence review, and confirm that neither Credit Suisse nor UBS Group AG received appraisals or opinions that they relied upon in connection with approving the Merger Agreement;

                describe in greater detail how the valuation of Credit Suisse and the exchange ratio were determined, including whether any material projections were exchanged between Credit Suisse and UBS Group AG or their advisors to determine the valuation and exchange ratio of the transaction;

                describe meetings between the Government Representatives and Credit Suisse regarding a potential merger with UBS Group AG;

                describe any other transactions considered by Credit Suisse, including the reasons such transactions were rejected;

                clarify the extent of the parties' discussions at the meetings on March 15, 2023 and
              March 16, 2023. For example, address whether you indicated to the Government
              Representatives that you were willing to consider the merger in principle on March
              15, 2023; and

                describe in greater detail the negotiations with the Government Representatives regarding the terms of (i) the liquidity facilities provided by the Swiss National Bank and guarantees by the Swiss Confederation, (ii) the guarantee by the Swiss
              Confederation in favor of UBS Group AG for CHF 9 billion if losses incurred by
              UBS Group AG on certain non-core assets held by Credit Suisse entities exceed CHF
              5 billion, (iii) the agreement that, in the event such losses exceed CHF 14 billion,
              UBS Group AG and the Swiss government will discuss entering into a profit-loss sharing agreement, (iv) making inapplicable the requirement for UBS Group AG and
              Credit Suisse to obtain shareholder approvals for the merger, (v) the FINMA decree ordering Credit Suisse to write-down the principal and interest of all of Credit
              Suisse's AT1 securities, and (vi) FINMA's agreement to grant a transitional period for
              UBS Group AG to comply with the required capital buffers.
28. Please revise to include a section that provides a detailed discussion of the positive and negative factors that the UBS Group AG board of directors and the Credit Suisse board of directors considered in connection with the approval of the Merger Agreement.
The Merger Agreement, page 44

29.      Please revise to include a summary of Credit Suisse   s agreement
regarding the conduct of
         business, interaction with regulators, assistance to UBS Group AG in connection with the merger, and the formation of the Integration Committee pursuant to Sections 6.4.1, 6.4.2,
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UBS Group AG
May 5, 2023
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         6.4.3 and 6.11 of the Merger Agreement.
Conditions to Completion, page 46

30. Please disclose the conditions to completion, apart from the approvals required for the transaction, which are set forth in Section 7.3(d) through 7.3(j) of the Merger Agreement.
         For example, please disclose the condition that there are no circumstances reasonably capable of having a Material Adverse Effect on Credit Suisse.
Material U.S. Federal Income Tax Consequences, page 50

31. Please tell us why you believe you are not required to obtain a tax opinion that opines on the material U.S. federal income tax consequences of the merger, and expand your disclosure to provide a more detailed explanation of why you are unable to determine whether the transaction may qualify as a reorganization within the meaning of Section
         368(a) of the Code.
Unaudited Pro Forma Combined Financial Information, page 51

32. Please revise to include the pro forma financial information required by Item 5 of Form F-
         4 and Article 11 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Volley at (202) 551-3437 or Robert Klein, Accounting Branch
Chief, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or Pamela Long,
Senior Advisor, at (202) 551-3765 with any other questions.



FirstName LastNameSergio P. Ermotti                           Sincerely,
Comapany NameUBS Group AG
                                                              Division of
Corporation Finance
May 5, 2023 Page 8                                            Office of Finance
FirstName LastName